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Weil, Gotshal & Manges LLP
767 Fifth Avenue
New York, New York 10153

August 8, 2005

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20002
Attn: Mr. Christian Windsor

    Re:
    Refco Inc.
    Registration Statement on Form S-1
    File No. 333-123969

Dear Mr. Windsor:

        On behalf of our client, Refco Inc. (the "Company"), we are transmitting herewith via the EDGAR system for filing with the Commission Amendment No. 5 (the "Amendment") to the Registration Statement on Form S-1 of the Company (File No. 333-123969), together with exhibits thereto.

        We would very much appreciate receiving the Staff's comments, if any, with respect to the Amendment as promptly as applicable. If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8971.

Sincerely yours,
/s/ ALEXANDER D. LYNCH Alexander D. Lynch

cc:    Phillip R. Bennett

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